VIA email & EDGAR

September 1, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:        Lincoln Life Variable Annuity Account N (“Registrant”)
and The Lincoln National Life Insurance Company (“Depositor”)
File No. 333-239288; Pre-Effective Amendment No. 1 (“Amendment”)

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the above-referenced Amendment to the Registration Statement on September 1, 2020. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, and Lincoln Financial Distributors, Inc., in its capacity as Principal Underwriter, respectfully request that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on September 3, 2020, or as soon as possible thereafter.

Please contact Nadine Rosin, Esquire at 860-466-2832 with any questions or comments regarding this request.

Sincerely,

The Lincoln National Life Insurance Company (Depositor) /s/ Delson R. Campbell By: Delson R. Campbell Vice President	Lincoln Financial Distributors, Inc. (Principal Underwriter) /s/ Delson R. Campbell By: Delson R. Campbell Vice President